Benchmark Electronics, Inc. 3000 Technology Drive Angleton, TX 77515 Main Telephone 979-849-6550 FAX 979-848-5294

January 29, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Patrick Gilmore, Accounting Branch Chief

Re:	Benchmark Electronics, Inc.
Supplemental Response to November 30, 2009 Comment Letter
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-10560

Dear Mr. Gilmore:

The following information and comments are made in response to your letter dated January 15, 2010 (the “Comment Letter”) to Benchmark Electronics, Inc. (the “Company”). Referring to specific points communicated to the Company in the Comment Letter, we hereby submit the following responses on behalf of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies And Estimates

Inventory Obsolescence Reserve, page 29

1.
We have reviewed your response to prior comment 7 and note that you maintain inventory reserves for internal purposes and provide the changes to these reserves as part of the valuation and qualifying account schedule for additional information purposes. However, your disclosure regarding these reserves and the information provided in the valuation and qualifying account schedule do not comply with the guidance in SAB Topic 5BB. As a result, you should revise your disclosure and remove the information provided in the valuation and qualifying account schedule related to your inventory obsolescence reserve in further filings.

Response:  Future filings will not include the inventory obsolescence reserve as part of the valuation and qualifying account schedule.

Securities and Exchange Commission
January 29, 2010

Impairment of Long-Lived Assets, page 30

2.	We have reviewed your response to prior comment 8. Please consider disclosing the following in future filings:
a.	The percentage by which the fair value of your Asia reporting unit exceeds the carrying value at the date of the most recent test;
b.	A description of the methods (i.e. both the income and market approaches) and the key assumptions used; and
c.	how the key assumptions were determined.

Response:  In future filings we will consider additional disclosures of the above information.

3.
Your response to prior comment 8 omitted a discussion of how the key assumptions used in your fair value assessment have changed from the prior year. Please tell us the specific key assumptions used in your 2007 analysis under both the income and market approaches. Also include a discussion of any material changes in the assumptions during 2008.

Response:  The Company’s methodology for determining the fair value of the Asia reporting unit for the 2007 goodwill impairment test used the income approach. We did not utilize an independent firm or utilize the market approach in 2007. During the fourth quarter of 2008, we experienced a significant decline in our common stock price that caused a significant difference between our net book value of equity and our market capitalization. This indicated that there would likely be a significant difference between an estimated value using the income approach and the estimated fair value using the market approach.  Because of the complexity of performing fair value calculations we engaged independent fair value specialists for our 2008 goodwill impairment tests.

The key assumptions used in our 2007 analysis were as follows: (i) revenue growth of 9.2% from 2007 to 2008 and 5% revenue growth rate for years 2009 through 2016 and (ii) operating margins ranging from 8.4% to 9.0%. Our forecasts are based on our best estimate of near-term revenue and margin expectations and long-term projections which include review of independent industry analysts’ reports and historical experience. Our 2007 impairment test did not calculate the fair value of the Asia reporting unit using a discount rate but rather used a sensitivity analysis to determine the discount rate at which the Asia reporting unit would fail step one of the impairment test. Our test indicated that the discount rate would need to exceed 30% for the Asia reporting unit to fail the test.

To further test the sensitivity of our analysis, we also projected cash flows for the Asia reporting unit assuming revenue growth of 9.2% from 2007 to 2008 and zero percent thereafter in addition to gross margin deterioration of approximately 0.5% per year. Our sensitivity test indicated that the discount rate would need to exceed 15% for the Asia reporting unit to fail step one of the impairment test using these revised assumptions. Based on our analysis we concluded that the fair value of our Asia reporting unit exceeded the carrying amount of the goodwill as of December 31, 2007.

4.
We note in your response to prior comment 8 that your discounted cash flow model assumed revenue growth over a ten year period ranging from 2.5% to 6.3%. Please tell us the revenue growth assumed for 2009 through 2011 in your analysis. In this regard, tell us how you considered the fact that revenue in your Asia reporting unit declined by 6% from 2007 to 2008.

Response:  The assumed revenue growth in our analysis of the fair value of the Asia reporting unit under the discounted cash flow method at the time of its December 31, 2008 goodwill impairment test was a decrease of (5.8)% in 2009, an increase of 2.5% in 2010 and an increase of 6.3% in 2011. The assumed revenue growth for the period 2010 through 2018 ranged from 2.5% to 6.3%. Our initial response did not include a description of the decrease assumed for 2009. Our revenue forecasts are based on our best estimate of near-term revenue expectations and long-term projections which include review of independent industry analyst reports and historical experience.

Securities and Exchange Commission
January 29, 2010

Part III (as Incorporated by Reference from Definitive Proxy Statement Filed April 14, 2009)

Executive Compensation

Compensation, Discussion and Analysis

Long-term Incentive Compensation, page 15

5.
We refer to your response to our prior comment 11 and note that in determining the amount of equity awards to your named executive officers, you consider, among other things, each executive officer’s performance and responsibilities. In subsequent filings, where an executive’s individual performance or individual contributions are considered in setting any element of compensation, please confirm that you will describe the elements of individual performance or individual contributions taken into account. Also confirm that you will, when applicable, describe how each form of compensation is structured and implemented to reflect the named executive officer’s individual performance and/or individual contributions to your company’s performance. See Item 402(b)(2)(vii) of Regulation S-K.

Response:  In future filings we will describe the elements of individual performance or individual contributions taken into account in setting any element of the named executive officer’s compensation. Also, when applicable, we will describe how each form of compensation is structured and implemented to reflect the named executive officer’s individual performance and/or individual contributions to the Company’s performance.

Sincerely,

Benchmark Electronics, Inc.

By: /s/ Cary T. Fu

Cary T. Fu
Chief Executive Officer

Cc:	Donald F. Adam, Chief Financial Officer, Benchmark Electronics, Inc.
Kenneth S. Barrow, General Counsel, Benchmark Electronics, Inc.
Cravath, Swaine & Moore LLP
KPMG LLP